

December 22, 2010

Mr. William T. Hull
Chief Financial Officer
RTI International Metals, Inc.
Westpointe Corporate Center One – 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

> **Re:** **RTI International Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **Form 8-K filed December 8, 2010**
> **File No. 001-14437**

Dear Mr. Hull:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements, page 1

Note 5 – Income Taxes, page 8

1. Please provide us a more comprehensive explanation of the specific facts and circumstances that impacted your income tax provisions during each interim period. Please provide us greater clarity as to the factors that impacted your effective income tax rates during each interim period, including explanations of the significant differences between the federal statutory rate and your effective rates. Please also specifically address the reasons for changes in your effective tax rates during the periods ended March 31, 2010, June 30, 2010, and September 310, 2010. Additionally, please revise

future filings, as appropriate, to better explain the factors that impact your income taxes during each period.

Form 8-K filed December 8, 2010

2.   We refer to your Form 8-K filed on December 8, 2010 where you provide annual and interim condensed consolidating financial statements pursuant to Rule 3-10 of Regulation S-X. In this regard, please:

- Confirm to us and clarify in future filings that all the guarantor subsidiaries are "100% owned" as defined in Rule 3-10(h)(1) of Regulation S-X;
- Explain to us why parent company equity is not equal to consolidated equity in the condensed consolidating balance sheets;
- Explain to us and clarify in future filings why the parent company recorded net sales of ($667,000) and $13,493,000 for the three and nine months ended September 30, 2010, including what these amounts relate to;
- Explain to us and clarify in future filings why the parent company recorded credits in selling, general and administrative expenses for the year ended December 31, 2009, the three months ended September 30, 2009 and 2010, and the nine months ended September 30, 2009;
- Explain to us how and why the parent company recorded significant positive operating cash flows during the nine months ended September 30, 2010; and
- Explain to us and clarify in future filings what the "other" captions under investing cash flows and financing cash flows actually represent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief